May 5, 2006

Celeste M. Murphy
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549

Re: Rancon Realty Fund IV Schedule TO-T filed April 17, 2006 and Rancon Realty Fund V Schedule TO-T filed April 20, 2006 by MacKenzie Patterson Fuller, LP and its affiliates, the Purchasers, SEC File Nos. 5-81740 and 5-81746, respectively

Dear Ms. Murphy:

Thank you for your letter dated April 26, 2006 regarding our recent Schedule TO-T. I will respond to the questions you asked in your letter in the order in which you posed them.

     1. Of course if our determination were challenged and an arbitrator ordered us to change it, we would be in violation of that order if we did not. The point of this statement is that we are the ones who determine whether a condition has been triggered and the tendering unitholders do not. They are of course free to challenge that determination in arbitration if it does not comport with the language of the condition. We have clarified this in our standard form and will make it more clear in future offers, but we do not believe it is necessary to file an amendment for this purpose.

Closing paragraphs: While acknowledging the Staff's positions, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so. To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law. To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.


Very Truly Yours,

Chip Patterson
Senior Vice President and General Counsel